Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Six Months Ended June 30,
	2017	2016
Earnings:
Income before income taxes	$206,751	$37,071
Add: Fixed charges	107,767	80,593
Less: Undistributed earnings from equity method investees	7,706	3,555
Total earnings	$306,812	$114,109
Fixed charges:
Interest expense	$27,556	$25,146
Estimate of interest expense within rental expense	80,211	55,447
Total fixed charges	$107,767	$80,593
Ratio of earnings to fixed charges	2.8	1.4